EXHIBIT 99.1

For Immediate Release 22-3-TR	Date:	January 19, 2022

Teck Named to 2022 Global 100 Most Sustainable Corporations List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been recognized as one of the 2022 Global 100 Most Sustainable Corporations by Corporate Knights, marking the fourth straight year Teck has been named to the list.

“Teck is committed to providing essential resources the world is counting on to make life better, while caring for people, communities and the environment,” said Don Lindsay, President and CEO. “Our employees are passionate about sustainability and this recognition is the direct result of their hard work and dedication.”

The Global 100 companies are selected from over 6,900 publicly traded companies with more than US$1 billion in revenues. Companies were evaluated based on a rigorous assessment including sector-specific sustainability metrics, such as clean revenue percentage, water, energy and GHG productivity, and safety performance, as well as board and executive diversity. More information can be found here: corporateknights.com/global100.

Teck has also been named one of the Best 50 Corporate Citizens by Corporate Knights for 2021. Teck is ranked #1 in the Metals and Mining industry on the S&P Dow Jones Sustainability World Index (DJSI), Sustainalytics and Vigeo Eiris, and is ranked AA by MSCI for ESG performance. Teck is currently listed on sustainability indices such as the MSCI World ESG Leaders Index, FTSE4Good Index and Jantzi Social Index.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com